FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: August 10, 2005	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

500 - 6 Adelaide St. East, Toronto, ON M5C 1H6 Tel.: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: GGG
August 10, 2005	AMEX: GLE

Glencairn reports second-quarter results

Glencairn Gold Corporation is pleased to report its financial results for the three-month and six-month periods ended June 30, 2005 (Q2/05). The consolidated financial statements along with management’s discussion and analysis can be viewed on the Company’s web site at www.glencairngold.com and have been filed on SEDAR (www.sedar.com). All currency figures are in U.S. dollars unless otherwise noted. Please refer to details below regarding a conference call on August 11, 2005, at 9 a.m.

Highlights

First gold pour completed at Bellavista Mine in Costa Rica
Cash Operating Costs for the first half of 2005 decline compared to first half of 2004
Earnings from mining operations increase compared to a year earlier

“We are at a turning point at Glencairn with our second mine, Bellavista, moving from development to production,” said President and CEO Kerry Knoll. “So far this new mine is showing that it will be as robust an operation as anticipated in the feasibility study. Our first gold pour at Bellavista in June was an important milestone in that transition.”

Key Statistics

	Three months ended		Six months ended
	June 30		June 30
	2005	2004	2005	2004

Gold ounces produced	9,669	9,524	21,053	20,562
Gold ounces sold	9,657	12,119	21,892	22,555
Average spot gold price per ounce	$427	$393	$427	$401
Realized gold price per ounce	$429	$397	$428	$401
Cash operating costs per ounce sold	$347	$319	$319	$332
Total cash costs per ounce sold	$374	$341	$344	$355
Tonnes milled	76,647	83,747	162,874	163,535
Ore grade (grams per tonne)	4.8	4.5	4.9	4.8
Recovery (%)	82.5	81.8	82.7	84.5
Gold ounces produced	9,669	9,524	21,053	20,562
Cost per tonne milled	$46	$40	$41	$41

Financial Results

The Company’s net loss for Q2/05 was $1.4 million or $0.01 per share compared to a net loss of $3.3 million or $0.03 per share in Q2/04. The net loss for the first half of 2005 was $1.6 million or $0.01 per share compared to a net loss of $6.1 million or $0.05 per share in 2004.

Earnings from mining operations were $188,000 in Q2/05 compared to $10,000 in Q2/04 and in the first half of 2005 were $1.0 million compared to a loss of $103,000 in the first half of 2004. Cash operating costs were $347 per ounce in Q2/05 compared with $319 per ounce in Q2/04 and were $319 per ounce in the first half of 2005 compared with $332 per ounce in the first half of 2004.

Gold sales declined to $4.1 million in Q2/05 compared to $4.8 million in Q2/04 because fewer ounces were sold: 9,657 oz. compared with 12,119 oz. Gold sales in the first half of 2005 increased to $9.4 million compared with $9.1 million in the first half of 2004 while the number of ounces sold declined, to 21,892 oz. compared to 22,555 oz., because of a higher realized gold price. All of the Company’s gold sales were at spot market prices, with the average realized price being $429 in Q2/05 compared to $397 in Q2/05 and $428 in the first half of 2005 compared to $401 in the first half of 2004.

Cost of sales declined in Q2/05 to $3.3 million from $3.9 million in Q2/04 and to $7.0 million in the first half of 2005 from $7.5 million in the first half of 2004 reflecting the Company’s continuing efforts to contain costs despite increased prices for electricity, oil and steel and due to fewer ounces sold.

The Company’s cash and working capital at June 30, 2005, stood at $3.9 million and $7.2 million, respectively, compared to $21.0 million and $23.7 million at June 30, 2004. The reduction in working capital was largely due to construction of the Bellavista Mine in Costa Rica where $8.6 million was spent on construction in Q2/05 bringing the total spent on Bellavista in the first six months of 2005 to $14.5 million. Total construction costs for Bellavista are expected to be approximately $35 million. At June 30, 2005, approximately $5 million remained to be spent, most related to the grinding mill, which is planned to be built in 2006.

Cash on hand at June 30, 2005, a loan of $2 million drawn down subsequent to the end of Q2/05 and cash from operations in 2005 and 2006 may not be sufficient to fund the Company’s needs. The Company may require approximately $2 million during the next 12 months due to leaching beginning later than planned at Bellavista and longer than expected leaching times due to a coarser initial ore crush, as well as lower than planned production from the Limon Mine.

Limon Mine

Gold production increased in Q2/05 to 9,669 ounces compared to 9,524 ounces in Q2/04 and in the first half of 2005 to 21,053 compared to 20,562 in the first half of 2004. Fewer tonnes were milled at the Limon Mine in Q2/05 compared to Q2/04 and in the first half of 2005 compared to the first half of 2004, but improved grade in Q2/05 compared to Q2/04 and in the first half of 2005 compared to the first half of 2004 resulted in more ounces produced in both periods.

The Company’s ongoing efforts to contain costs resulted in lower cash operating costs over the first half of 2005 of $319 per ounce compared to $332 per ounce in the first half of 2004. A new contract for supply of electricity to the Limon Mine is expected to save the Company a further $1 million over a 12-month period beginning August 1, 2005.

Development of a ramp to access the recently discovered Santa Pancha Zone at Limon is proceeding on schedule and is expected to provide a second source of ore for the mine allowing greater flexibility and, ultimately, more tonnes beginning in early 2006, allowing the mine to produce on a more consistent basis.

Bellavista Mine

Mining of ore began at the Bellavista Mine in Q1/05. By the end of Q2/05 a cumulative total of 199,940 tonnes of ore at an average grade of 1.47 grams per tonne (g/t) had been placed on the pads containing an estimated 9,462 oz. gold. Subsequent to the quarter end mining, ore stacking and leaching have continued and as of August 5, 2005, a total of 355,139 tonnes of ore had been placed on the leach pads at an average grade of 1.59 g/t containing an estimated 18,165 oz. gold.

A gold pour to test recoveries was successfully completed at Bellavista prior to the end of the quarter. Bellavista is expected to attain commercial production later in 2005 and produce an average of 60,000 ounces gold per year over eight years based on current reserves.

The Company expects gold production at Bellavista to be approximately 18,000 ounces in 2005, 5,000 ounces less than previously planned, due to delayed leaching. Ultimate anticipated leaching recoveries remain unchanged. The Company, as previously contemplated, is also considering temporarily suspending mining operations during parts of September and October when rainfall is typically at its heaviest, although gold leaching and gold recovery would continue uninterrupted.

Conference Call

A conference call will be held on Thursday, August 11, 2005, at 9:00 a.m. to discuss the Q2/05 results. To participate in the call, dial in to 416-695-5261 or, toll free in North America, to 1-877-888-7019. The conference call will be available for replay until August 18, 2005, by dialing 416-695-5275 or, toll free in North America, 1-888-509-0081 and using the passcode “Glencairn”.

To find out more about Glencairn Gold Corporation (TSX:GGG, AMEX:GLE), visit our website at www.glencairngold.com.

Glencairn Gold Corporation	Renmark Financial Communications Inc.
Kerry Knoll, President and CEO	Sylvain Laberge, slaberge@renmarkfinancial.com
Tel.: 416-860-0919	Tel.: 514-939-3989
www.glencairngold.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.